BD 3/5

[redacted]ATES
NGE COMMISSION
C. 20549

02018105

D REPORT
FORM X-17A-5
PART III

SEC File Number
8- 47349

RECEIVED MAR 01 2002 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2001** and ending **December 31, 2001**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
New Concepts, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
440 S. LaSalle, Suite 1700
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Linda C. Ashton	(312) 362-3505
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of f acts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/19

OATH OR AFFIRMATION

I, **Linda C. Ashton**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **New Concepts, LLC**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

NEW CONCEPTS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

(Filed Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934)

NEW CONCEPTS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

Table of Contents

KGN

Certified Public Accountants

Financial & Management Consultants

Kupferberg, Goldberg & Neimark, LLC

225 N. Michigan Ave. 11th Floor

Chicago, Illinois 60601-7601

312.819.4300 FAX 312.819.4343

e-mail: kgn@kgn.com

www.kgn.com

Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

Independent Auditors' Report

To the Members
New Concepts, LLC
Chicago, Illinois

We have audited the accompanying statements of financial condition of New Concepts, LLC as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of New Concepts, LLC as of December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

January 29, 2002

NEW CONCEPTS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Assets		
Cash	$ 21,728	$ 24,844
Marketable securities and options	26,897,974	56,137,665
Dividends receivable	1,128	-
Due from nominee	31,725	-
Loans receivable, net of allowance for uncollectible loans of $487,272 and $478,231 in 2001 and 2000 respectively	33,605	254,933
Equipment, net of accumulated depreciation and amortization of $47,201 and $42,879 in 2001 and 2000 respectively	35,575	21,236
Deposit with clearing organization	10,000	10,000
TOTAL ASSETS	$ 27,031,735	$ 56,448,678

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
Liabilities		
Due to clearing broker	$ 1,079,584	$ 17,600,549
Marketable securities and options sold, but not yet purchased	22,407,798	32,060,562
Dividends payable	21	8,956
Due to nominee	-	243,230
Accrued expenses	10,532	155,408
Total Liabilities	23,497,935	50,068,705
MEMBERS' EQUITY	3,533,800	6,379,973
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 27,031,735	$ 56,448,678

See notes to financial statements.

NEW CONCEPTS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

New Concepts, LLC ("The Company") is a broker-dealer organized as a limited liability company, acting principally as a market maker at the Chicago Board Options Exchange dealing in securities and options. All transactions are cleared through another broker-dealer clearing firm.

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Illinois on May 2, 1994. The operating agreement expires on December 31, 2010. As a limited liability company, member liability is intended to be limited to the extent of a member's direct equity investment.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profits and losses arising from all securities and futures transactions are also recorded on a trade date basis. All marketable securities and options are valued at market value and the resulting difference between cost and market is included in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net on the statement of financial condition.

Securities-Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities-borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Financial Instruments

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchase, as appropriate.

NEW CONCEPTS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided principally by using accelerated methods over the estimated useful lives of the assets, ranging from 5-7 years.

Income and Expense Recognition

Commission revenues and expenses, when present, are recorded on a trade-date basis.

Income Taxes

The Company is being treated as a partnership under the Internal Revenue Code and to have its taxable income or loss reported directly by its members. Accordingly, federal income taxes are not reflected on the accompanying financial statements. The Company is liable for state replacement taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned, and sold not yet purchased, consist of stocks and options with a market value, at December 31, 2001 and 2000 as follows:

	December 31, 2001	
	Owned	**Sold, Not Yet Purchased**
Corporate Stocks	**$ 19,202,930**	**$18,439,353**
Options on Corporate Stocks	**7,695,044**	**3,968,445**
	$ 26,897,974	**$22,407,798**

	December 31, 2000	
	Owned	Sold, Not Yet Purchased
Corporate Stocks	$ 36,800,715	$18,252,406
Options on Corporate Stocks	19,336,950	13,808,156
	$ 56,137,665	$32,060,562

NEW CONCEPTS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

NOTE 3 – LEASE OF EXCHANGE MEMBERSHIPS

At December 31, 2001 and 2000, the Company was the lessee of four memberships at the Chicago Board Options Exchange. Such memberships are being leased on a month-to-month basis. Total seat lease expense for 2001 and 2000 was $228,014 and $446,252, respectively.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance-sheet financial instruments, principally exchange-traded options. These off-balance-sheet financial instruments are used to conduct trading activities and manage market risks and, therefore, are subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The risks are generally not limited to the unrealized market value changes on the instruments. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. Premiums and unrealized gains for written and purchased option contracts are recognized in the statement of financial condition. The settlement of the aforementioned transactions is not expected to have a material adverse effect on the financial condition of the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the December 31, 2001 and 2000 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001 and 2000.

NEW CONCEPTS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

NOTE 5 – CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. In addition, the Company may be subject to increased net capital requirements as determined by the Chicago Board Options Exchange.

The Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratios would exceed 10 to 1.

At December 31, 2001 and 2000, respectively, the Company had net capital, as defined, of $616,484 and $1,479,560, and required net capital, as defined, of $250,000, resulting in excess net capital of $366,484 and $1,229,560. The Company's respective ratios of aggregate indebtedness to net capital were 1.77 to 1 and .28 to 1.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading activities cleared through one broker-dealer. In the event its clearing broker-dealer does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the broker-dealer. It is the Company's policy to periodically review the broker's creditworthiness.

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases its office facilities and equipment under month-to-month leases. Total rent expense for 2001 and 2000 for facilities and equipment aggregated $77,892 and $78,185 for 2001 and 2000 respectively.